		Exhibit 99(a)
Household Finance Corporation
Household Receivables Funding, Inc. III
Household Credit Card Master Note Trust I, Series 2000-1

Original Class A Principal	1,103,333,000.00
Number of Class A Bonds (000's)	1,103,333.00
Original Class B Principal	96,667,000.00
Number of Class B Bonds (000's)	96,667.00

Distribution Date		2003 Totals

CLASS A
Class A Principal Distributions		0.00
Class A Interest		15,308,424.49

CLASS B
Class B Principal Distributions		0.00
Class B Interest		1,595,353.32